UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Unify Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

904743200

(CUSIP Number)

August 28, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons Hercules Technology II, L.P. (I.R.S. Identification No. 11-3749573)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock
	6.	Shared Voting Power 718,860 shares of Common Stock
	7.	Sole Dispositive Power 0 shares of Common Stock
	8.	Shared Dispositive Power 718,860 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,860 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 5.68%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.
1.	Names of Reporting Persons Hercules Technology Growth Capital, Inc. (I.R.S. Identification No. 74-3113410)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock
	6.	Shared Voting Power 718,860 shares of Common Stock
	7.	Sole Dispositive Power 0 shares of Common Stock
	8.	Shared Dispositive Power 718,860 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,860 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 5.68%
12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer

Unify Corporation

	(b)	Address of Issuer’s Principal Executive Offices

1420 Rocky Ridge Drive Roseville, California 95661

Item 2.

	(a)	Name of Person Filing

This statement is filed by Hercules Technology Growth Capital, Inc. (“HTGC”) and Hercules Technology II, L.P. (“Hercules Tech”, and, together with HTGC, the “Reporting Persons”). HTGC is the general partner of Hercules Tech.

	(b)	Address of Principal Business Office or, if none, Residence The address of the Reporting Persons is:

400 Hamilton Avenue, Suite 310 Palo Alto, California 94301

	(c)	Citizenship

(i) HTGC is a Maryland corporation. (ii) Hercules Tech is a Delaware limited partnership.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

The CUSIP Number is 904743200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Hercules Tech is the beneficial owner of 718,860 shares of Common Stock. HTGC is the general partner of Hercules Tech and, accordingly, may also be deemed to own such shares of Common Stock.

(a) Amount beneficially owned: The Reporting Persons beneficially own 718,860 shares of Common Stock.

(b)

Percent of class:

5.68%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon 12,644,326 shares of Common Stock issued and outstanding as of July 31, 2010 as reported in the Form 10-Q for the quarterly period ended July 31, 2010 filed by Unify Corporation on September 14, 2010.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0 shares of Common Stock.

(ii) Shared power to vote or to direct the vote See Item 4(a).

(iii) Sole power to dispose or to direct the disposition of 0 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of See Item 4(a).

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

HTGC is the general partner of Hercules Tech and has the power to direct the affairs of Hercules Tech, including decisions with respect to the disposition of the proceeds from the sale of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of October 19, 2010, among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERCULES TECHNOLOGY II, L.P., a Delaware limited partnership

By:	Hercules Technology SBIC Management, LLC, its General Partner

By:	Hercules Technology Growth Capital, Inc., its Manager

By:	/S/ SCOTT HARVEY
Name:	Scott Harvey
Its:	Chief Legal Officer

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/S/ SCOTT HARVEY
Name:	Scott Harvey
Title:	Chief Legal Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 19th day October, 2010, between Hercules Technology Growth Capital, Inc. and Hercules Technology II, L.P. (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(c) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Unify Corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such Reporting Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Hercules Technology Growth Capital, Inc.

By:	/S/ SCOTT HARVEY
Name:	Scott Harvey
Title:	Chief Legal Officer

HERCULES TECHNOLOGY II, L.P., a Delaware limited partnership

By:	Hercules Technology SBIC Management, LLC, its General Partner

By:	Hercules Technology Growth Capital, Inc., its Manager

By:	/S/ SCOTT HARVEY
Name:	Scott Harvey
Its:	Chief Legal Officer